UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form SD

SPECIALIZED DISCLOSURE REPORT

Flowserve Corporation

(Exact Name of Registrant as Specified in Charter)

New York	1-13179	31-0267900
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

5215 N. O’Connor Blvd., Suite 2300, Irving, Texas	75039
(Address of principal executive offices)	(Zip Code)

(972) 443-6500

(Registrant’s telephone number, including area code)

N/A

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2015.

Item 1.01. Conflict Minerals Disclosure and Report.

Conflict Minerals Disclosure

A copy of The Company’s Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at

http://www.flowserve.com/About-Flowserve/Corporate-Information/Conflict-Minerals-Policy

Item 1.02. Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD

SECTION 2 – EXHIBITS

Item 2.01. Exhibits

Exhibit 1.01 – Conflict Minerals Report as required by items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FLOWSERVE CORPORATION

Dated: May 27, 2016	By:	/s/ Scott E. Sullivan
Scott E. Sullivan
Vice President, Chief Ethics and Compliance Officer

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